SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                PremiumWear, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    740909106
                              ---------------------
                                 (CUSIP Number)

                                February 14, 2000
                              ---------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

-----------------------------                     ------------------------------
CUSIP No.  740909106                   13G            Page   2   of   6  Pages
          ------------                                     -----    -----
-----------------------------                     ------------------------------

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1      NAME OF REPORTING PERSON:        Thomas D. Gleason
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) [ ]
       (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       The Reporting Person is a citizen of the United States.
--------------------------------------------------------------------------------

           NUMBER OF          5     SOLE VOTING POWER

            SHARES                                  144,750
                            ----------------------------------------------------
         BENEFICIALLY         6     SHARED VOTING POWER

           OWNED BY                                     -0-
                            ----------------------------------------------------
             EACH             7     SOLE DISPOSITIVE POWER

           REPORTING                                144,750
                            ----------------------------------------------------
            PERSON            8     SHARED DISPOSITIVE POWER

             WITH:                                      -0-
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   144,750
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)
       [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.61%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------

                                                      Page   3   of   6  Pages
                                                           -----    -----

Item 1.
        (a)     Name of Issuer.

                The name of the issuer is PremiumWear, Inc.

        (b)     Address of Issuer's Principal Executive Offices.

                The address of the principal executive offices of the Issuer is:
                5500 Feltl Road
                Minnetonka, MN 55343

Item 2.
        (a)     Name of Person Filing.

                This statement is being filed by Thomas D. Gleason, an individual (the "Reporting Person"). Mr. Gleason is the Chairman of PremiumWear, Inc.

        (b)     Address or Principal Business Office or, if none, Residence.

                The Reporting Person's address is:
                5500 Feltl Road
                Minnetonka, MN 55343

        (c)     Citizenship.

                The Reporting Person is a citizen of the United States.

        (d)     Title of Class of Securities.

                Common Stock.

        (e)     CUSIP Number.

                740909106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [ ]     Broker or Dealer registered under Section 15 of the Act

        (b)     [ ]     Bank as defined in Section 3(a)(6) of the Act

        (c)     [ ]     Insurance Company as defined in Section 3(a)(19) of the
                        Act

        (d)     [ ]     Investment Company registered under Section 8 of the
                        Investment Company Act

                                                      Page   4   of   6  Pages
                                                           -----    -----

        (e)     [ ]     Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

        (f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund;
                        see ss.240.13d-1(b)(1)(ii)(F)

        (g)     [ ]     Parent Holding Company, in accordance
                        with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h)     [ ]     Group, in accordance with ss.240.13d-1(b)(ii)(H)

Item 4.         Ownership.

                As of February 9, 2000, the Reporting Person's beneficial ownership of shares of the Issuer was as follows:

        (a)     Amount Beneficially Owned - 144,750 shares

        (b)     Percent of Class - 5.61%

        (c) Of the shares beneficially owned by the Reporting Person, the Reporting Person has the power to vote or dispose of the shares as follows:

                (i)     Sole power to vote or direct the vote - 144,750 shares*
                (ii)    Shared power to vote or direct the vote - 0
                (iii) Sole power to dispose or direct the disposition of - 144,750 shares*
                (iv)    Shared power to dispose or direct the disposition of - 0

* Includes 33,750 shares which may be acquired by the Reporting Person as of the date hereof upon the exercise of outstanding options. The Reporting Person does not have the right to vote these shares unless and until the options are exercised and the shares are acquired.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not Applicable.

                                                      Page   5   of   6  Pages
                                                           -----    -----

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of Group.

                Not Applicable.

Item 10.        Certifications.

        (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                      Page   6   of   6  Pages
                                                           -----    -----


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 14, 2000                      /s/ Thomas D. Gleason
                                       -----------------------------------------
                                       Thomas D. Gleason